UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Amended and Restated Articles of Association

On December 9, 2022, NLS Pharmaceutics Ltd., or the Registrant, filed Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, reflecting (i) the increase of its outstanding share capital to CHF 648,577.86 which is divided into 32,428,893 registered shares, and (ii) its decreased authorized share capital, allowing for a maximum increase in the amount of CHF 231,920.42 through the issuance of not more than 11,596,021 registered shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-268690 and 333-262489), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 13, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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